UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

Commission file number 1-11607

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE

INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
Plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

TABLE OF CONTENTS

George Johnson
& Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 9, 2006

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 17 of the International Brotherhood of Electrical Workers
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Co.
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2005	2004
(Thousands)		
ASSETS		
Investments, at fair value:		
Investment in DTE Energy Master Plan Trust (Note 4)	**$ 71,053**	$ 72,076
Total Investments	**71,053**	72,076
Receivables:		
Employer contributions	**20**	47
Participant contributions	**53**	127
Total Receivables	**73**	174
NET ASSETS AVAILABLE FOR BENEFITS	**$ 71,126**	$ 72,250

See accompanying Notes to Financial Statements

Detroit Edison Company Savings & Stock Ownership Plan For Employees Represented by Local 17 of the International Brotherhood of Electrical Workers

Statement of Changes in Net Assets Available For Benefits For the Year Ended December 31, 2005

(Thousands)	DTE ENERGY STOCK FUND	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income:		
Net appreciation in fair value of investments in the DTE Energy Master Plan Trust	$25	$2,509
Dividends and interest	590	2,302
Interest on loans to Participants	15	104
	630	4,915
Contributions:		
Employer	1,267	1,241
Participants	352	3,427
	1,619	4,668
Total Additions	2,249	9,583
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(1,920)	(11,485)
Administrative fees	(1)	(1)
Transfers from loan fund (net)	(58)	-
Transfers of assets among sponsored plans (net)	(340)	779
Total Deductions	(2,319)	(10,707)
NET DECREASE	(70)	(1,124)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	16,913	72,250
End of year	$16,843	$71,126

See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. As of December 1, 2005, employees of the Detroit Edison Company (Company) represented by Local 17 of the International Brotherhood of Electrical Workers are eligible to participate in the Plan immediately upon hire (prior to December 1, 2005, employees were required to complete six months of service as defined in the Plan) (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amount cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year, which is a calendar year, will automatically be deemed to be Employee Contributions. If a Participant's total annual additions (Employee Contributions, Tax Deferred Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant's contributions will be stopped or refunded, as applicable.

NOTES TO FINANCIAL STATEMENTS

After a Participant completes 6 months of service, the Company contributes 75% for the first 4% of Employee Contributions and Tax Deferred Contributions and 50% of Employee Contributions and Tax Deferred Contributions for the next 4%. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation. Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible rollover contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants' nonvested accounts are used to reduce future employer contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

A Participant vests in all Company Contributions on a graded five-year schedule (for Participants hired before December 1, 2005) or a graded six-year schedule (for Participants hired on or after December 1, 2005), with Participants being 20% vested after completing two years of service.

Prior to December 1, 2005, a Participant was fully vested in all Company Contributions after a five-year period of service with the Company. For purposes of vesting of Company Contributions for employees with less than a five-year period of service, all contributions made for a calendar year are designated by class year and accounted for separately from other class years. For employees with less than a five-year period of service, a class year will vest on January 1 of the fourth calendar year following the end of such class year.

In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, or (c) death.

Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times.

Investment Options

Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. 100% of Company Contributions are required to be invested in the DTE Energy Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan. Company Contributions may be redirected to another investment option after maturity.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant's account may be paid out in cash to the Participant (at the Participant's election) within 90 days of the end of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed on the Statement of Changes in Net Assets Available for Benefits.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Forfeited Accounts

At December 31, 2005, forfeited nonvested amounts were less than $1,000. There were no forfeited nonvested amounts at December 31, 2004. These accounts would be used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and beginning in 2006 cannot have more than two loans outstanding at one time.

Participants may borrow from their fund accounts subject to certain terms and conditions, for a period of 5 years for a general purpose loan, and 25 years for principal residence loans, and beginning in 2006, at a fixed rate equal to the prime rate of interest plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

- $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

- 50% of the Participant's Account at the time the loan is made.

Prior to 2006, a Participant could have no more than five loans outstanding at one time. A Participant who had more than two loans outstanding as of January 1, 2006 will not be eligible to establish a new loan until the number of outstanding loans is reduced to less than two. Prior to 2006, a fixed rate of interest was determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans.

Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Prior to December 1, 2005, an active Participant who took a full withdrawal of Employee Contributions or a full age 59 ½ distribution was suspended from Plan participation for six months. Effective December 1, 2005, a Participant will not be suspended from Plan participation for these types of withdrawals.

Prior to December 1, 2005, retired Participants could take a partial distribution once every six months. Partial distributions were not available to terminated Participants. Effective December 1, 2005, retired and terminated Participants may take partial distributions up to four times per year.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan administrator and the Plan's legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2005 and 2004.

NOTE 4 – THE DTE ENERGY MASTER PLAN TRUST

The DTE Energy Master Plan Trust (Master Trust) consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 5% at both December 31, 2005 and 2004). The Plan's allocated portion of the investments is equal to the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2005 and 2004 is as follows:

(Thousands)	**2005**	2004
Investments, at fair value		
DTE Energy Stock Fund	$ **319,199**	$ 314,862
Registered investment companies	**1,086,443**	1,021,484
Loans due from Participants	**36,830**	32,158
Other assets in transit	**158**	175
Total investments	$ **1,442,630**	$ 1,368,679
Assets held in Master Trust	$ **1,442,630**	$ 1,368,679

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2005:

(Thousands)		
Interest, dividend and other income on investments	$	**46,987**
Net appreciation in registered investment companies		**46,247**
Net appreciation in DTE Energy Stock Fund		**60**
Total investment gain	$	**93,294**

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

Douglas A. Green

Douglas A. Green, Chair

June 21, 2006

EXHIBIT INDEX

Number	
23	Consent of Independent Registered Public Accounting Firm – George Johnson & Company

George Johnson
& Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 16, 2006

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 17 of the International Brotherhood of Electrical Workers
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated June 9, 2006, with respect to the statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan